EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December

	2002	2001	2000	1999	1998

	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)

Pre-tax earnings	$3,757	$1,377	$5,717	$4,206	$2,120
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	9,818	17,097	18,307	13,235	17,237

Pre-tax earnings before fixed charges	13,575	18,474	24,024	17,441	19,357

Fixed charges:
Interest	9,613	16,843	18,052	12,987	17,014
Other (a)	396	451	465	451	354

Total fixed charges	10,009	17,294	18,517	13,438	17,368

Preferred stock dividend requirements	53	55	55	56	58

Total combined fixed charges and preferred stock dividends	$10,062	$17,349	$18,572	$13,494	$17,426

Ratio of earnings to fixed charges	1.36	1.07	1.30	1.30	1.11

Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.06	1.29	1.29	1.11

(a)	Other fixed charges consists of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.